CLAWBACK POLICY
(Effective October 2, 2023)
1.Introduction and Purpose
1.1    Introduction. This document sets forth the Centerspace Clawback Policy, effective October 2, 2023.
1.2    Purpose. The Company has established this Policy to provide for the recovery of Erroneously Awarded Compensation from Section 16 Officers. This Policy is designed to comply with Applicable Rules and Regulations.
1.3    Definitions. All capitalized terms not defined herein shall have the meanings set forth in Section 3.5 of this Policy.
2.Mandatory Recovery of Compensation
2.1    Recovery. In the event of an Accounting Restatement, the Company will reasonably promptly recover the Erroneously Awarded Compensation in accordance with Applicable Rules and Regulations. For the avoidance of doubt, recovery of Erroneously Awarded Compensation is on a “no fault” basis, meaning that it will occur regardless of whether the Section 16 Officer engaged in misconduct or was otherwise directly or indirectly responsible, in whole or in part, for the Accounting Restatement.
2.2    Notice and Demand. Upon the occurrence of an Accounting Restatement, the Committee shall determine the amount of any Erroneously Awarded Compensation and shall promptly deliver a written notice to each Section 16 Officer containing the amount of any Erroneously Awarded Compensation and a demand for repayment or return of such compensation, as applicable.
2.3    Determination of Amount. To determine the amount of any Erroneously Awarded Compensation for Incentive-based Compensation that is based on a Financial Reporting Measure other than stock price or TSR, after an Accounting Restatement, the Committee shall (a) recalculate the applicable Financial Reporting Measure and the amount of Incentive-based Compensation that would have been Received based on such Financial Reporting Measure; and (b) determine whether the Section 16 Officers Received a greater amount of Incentive-based Compensation than would have been Received applying the recalculated Financial Reporting Measure, based on: (i) the originally calculated Financial Reporting Measure, and (ii) taking into consideration any discretion that the Committee applied to reduce the amount originally received. To determine the amount of any Erroneously Awarded Compensation for Incentive-based Compensation that is based on stock price or TSR, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement: (y) the amount to be repaid or returned shall be determined by the Committee based on a reasonable estimate of the effect of the Accounting Restatement on the Company’s stock price or TSR upon which the Incentive-based Compensation was Received, and (z) the Company shall maintain documentation of the determination of such reasonable estimate and provide the relevant documentation as required to NYSE.
2.4    Method of Recovery. The Committee shall have discretion to determine the appropriate means of recouping Erroneously Awarded Compensation hereunder based on the particular facts and circumstances, which may include, without limitation: (a) requiring repayment of cash Incentive-based Compensation; (b) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards; (c) offsetting the recouped amount from any compensation otherwise owed; (d) reducing future compensation; (e) canceling outstanding vested or unvested equity awards; and/or (f) taking any other remedial and recovery action permitted by law, as determined by the Committee, in its sole discretion. Notwithstanding the foregoing, except as set forth in Section 2.6 below, in no event may the Committee accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Section 16 Officer’s obligations hereunder.
2.5    Failure to Repay. To the extent that a Section 16 Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Committee shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Section 16 Officer. The applicable Section 16 Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
2.6    Exceptions. Notwithstanding anything herein to the contrary, the Company shall not be required to take the actions contemplated by Section 2.1 above if the Committee determines that recovery would be impracticable and either of the following two conditions is met: (a) the Committee has determined that the direct expenses, such as reasonable legal expenses and consulting fees, paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (and the Company has made a reasonable attempt to recover the Erroneously Awarded Compensation, documented such attempt(s) to recover, and provided such documentation to NYSE); or (b) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code.
2.7    Mandatory Disclosure. The Company shall file this Policy and, in the event of an Accounting Restatement, will disclose information related to such Accounting Restatement in accordance with applicable law, including, for the avoidance of doubt, Applicable Rules and Regulations.
2.8    Insurance and Indemnification. The Company shall not be permitted to insure or indemnify any Section 16 Officer against (a) the loss of any Erroneously Awarded Compensation that is repaid, returned, or recovered pursuant to the terms of this Policy, or (b) any claims relating to the Company’s enforcement of its rights under this Policy. While Section 16 Officers subject to this Policy may purchase insurance to cover their potential recovery obligations, the Company shall not be permitted to pay or reimburse the Section 16 Officer for premiums for such an insurance policy. Further, the Company shall not enter into any agreement that exempts any Incentive-based Compensation that is granted, paid, or awarded to a Section 16

Officer from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date of this Policy). Other than as expressly set forth herein, this Policy does not limit the Company’s ability to indemnify Section 16 Officers.
2.9    Other Recoupment Rights. This Policy shall be binding and enforceable against all Section 16 Officers and, to the extent required by the Applicable Rules and Regulations, applicable law or guidance from the SEC or NYSE, their beneficiaries, heirs, executors, administrators, or other legal representatives. The Committee intends that Section 2.1 above will be applied to the fullest extent required by applicable law. Any employment agreement, equity award agreement, compensatory plan, or any other agreement or arrangement with a Section 16 Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Section 16 Officer to abide by the terms of this Policy. Any right of recovery under this Policy is in addition to, and not in lieu of, any other remedies or rights of recovery that may be available to the Company under applicable law, regulation, or rule pursuant to the terms of any other policy of the Company or any provision in any employment agreement, equity award agreement, compensatory plan, agreement, or other arrangement.
3.Miscellaneous and Definitions
3.1    Administration and Interpretation. This Policy shall be administered by the Committee or by the independent members of the Board acting as the Committee, which shall have authority to (a) exercise all of the powers granted to it under the Policy, (b) construe, interpret, and implement this Policy, (c) make all determinations necessary or advisable in administering this Policy and for the Company’s compliance with Applicable Rules and Regulations, and any other applicable law, regulation, rule, or interpretation of the SEC or NYSE Rules promulgated or issued in connection therewith, and (d) amend this Policy, including to reflect changes in applicable law or stock exchange regulation. Any determinations made by the Committee shall be final and binding on all affected individuals.
3.2    Amendment; Termination. The Committee may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. Notwithstanding anything in this Section 3.2 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws or Applicable Rules and Regulations.
3.3    Employment and Sarbanes Clawbacks. Nothing in this Policy will limit in any respect (a) the Company’s right to take or not to take any action with respect to any Section 16 Officer’s employment or (b) the obligation of the Chief Executive Officer or the Chief Financial Officer to reimburse the Company in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, as amended.
3.4    No Duplication. To the extent that the Section 16 Officer has already reimbursed the Company for any Erroneously Awarded Compensation under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.
3.5    Definitions. For purposes of this Policy, the following terms shall have the following meanings:
(a)“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (a “Big R” restatement), or that corrects an error that is not material to previously issued financial statements but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “little r” restatement).
(b)“Applicable Rules and Regulations” means NYSE Rules, Section 10D and Rule 10D-1.
(c)“Board” means the Board of Trustees of the Company.
(d)“Clawback Eligible Incentive Compensation” means all Incentive-based Compensation Received by a Section 16 Officer (i) on or after the Effective Date, (ii) after beginning service as a Section 16 Officer, (iii) who served as a Section 16 Officer at any time during the applicable performance period relating to any Incentive-based Compensation (whether or not such Section 16 Officer is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period.
(e)“Clawback Period” means, with respect to any Accounting Restatement, the three completed fiscal years of the Company immediately preceding the Restatement Date and if the Company changes its fiscal year, any transition period of less than nine months within or immediately following those three completed fiscal years.
(f)“Code” means the Internal Revenue Code of 1986, as amended, and regulations thereunder.
(g)“Committee” means the Compensation Committee of the Board, which is required to be composed entirely of independent directors.
(h)“Company” means Centerspace.
(i)“Effective Date” means October 2, 2023.
(j)“Erroneously Awarded Compensation” means, with respect to each Section 16 Officer in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation that exceeds the amount of Incentive-based Compensation that would have been Received had it been determined based on the restated amounts in the Accounting Restatement, computed without regard to any taxes paid.
(k)“Exchange Act” means the Securities Exchange Act of 1934, as amended.
(l)“Financial Reporting Measure” means a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any other measure that is derived wholly or in part from such a measure. Stock price and TSR (and any measure that is derived wholly or in part from stock price or TSR) shall, for purposes of this Policy, be considered a Financial Reporting Measure. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
(m)“Incentive-based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, equity awards that vest exclusively upon completion of a specified employment period, without any performance condition, and bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, do not constitute Incentive-based Compensation.
(n) “NYSE” means The New York Stock Exchange.
(o)“NYSE Rules” means rules of NYSE.
(p)“Policy” means the Centerspace Clawback Policy.
(q)“Received” means, with respect to any Incentive-based Compensation, actual or deemed receipt, and Incentive-based Compensation shall be deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-based Compensation award is attained even if the payment or grant of the Incentive-based Compensation to the Section 16 Officer occurs after the end of that period. For the avoidance of doubt, Incentive-based Compensation shall only be treated as Received during one (and only one) fiscal year, even if such Incentive-based Compensation is deemed received in one fiscal year and actually received in a later fiscal year. For example, if an amount is deemed received in fiscal 2024, but actually received in fiscal 2025, such amount shall be treated as Received under this definition only in fiscal 2024.
(r)“Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or officers of the Company authorized to take action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement, or (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.
(s)“Rule 10D-1” means Rule 10D-1 promulgated under the Exchange Act.

(t)“SEC” means the U.S. Securities and Exchange Commission.
(u)“Section 10D” means Section 10D of the Exchange Act.
(v)“Section 16 Officer” means each individual who is currently or was previously designated as an “executive officer” of the Company, within the meaning of Rule 16a-1 of the Exchange Act, or any other senior executive designated by the Board or the Committee or otherwise required under Rule 10D-1.
(w) “TSR” means total shareholder return.